Exhibit 12.1
Statement Setting Forth Detail for Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2009	2010	2011	2012	2013
Fixed Charges
Interest expense	$25,416	$24,747	$24,776	$22,932	$12,673
Earnings
Income (loss) before income taxes	$(4,484)	$1,301	$2,447	$(151,767)	$115,511
Add: Interest expense	25,416	24,747	24,776	22,932	12,673
Total Earnings	$20,932	$26,048	$27,223	$(128,835)	$128,184
Ratio of earnings to fixed charges	0.8	1.1	1.1	(5.6)	10.1